August 14, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE: APPLICATION FOR ORDER OF WITHDRAWAL OF REGISTRATION
                STATEMENT UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940 FOR QUESTAR FUNDS, INC., ON BEHALF OF ITS SERIES, AZZAD/DOW JONES ISLAMIC
                INDEX FUND.
                (REG. NO. 333-41870) ON FORM N-1A

Dear Madam or Sir:

           Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Questar Funds, Inc. (the "Company"), a Maryland corporation, on behalf of its series, Azzad/Dow Jones Islamic Index Fund, hereby requests that the Securities and Exchange Commission (the "Commission") permit the withdrawal of the amendment to its Registration Statement on Form N-1A (Securities Act of 1933 File No. 333-41870) (the "Amendment"), together with all exhibits thereto, that was filed on July 20, 2000.

           This request is being made because the Amendment to the Company's Registration Statement was filed on the wrong EDGAR Form Type, N-1A, when it should have been filed on EDGAR Form Type 485APOS. Accordingly, we hereby request that all new file numbers improperly issued under the Securities Act of 1933 and/or Investment Company Act of 1940, as a result of the Amendment having been filed on the wrong EDGAR Form Type, be terminated and an order granting the withdrawal of the amendment to the Registration Statement be issued by the Commission as soon as practicable.

           Please call me at (631) 951-0500 if you would like any further information or if you have any questions regarding this matter.

                                          Very truly yours,

                                          Questar Funds, Inc.

                                          By: /S/ MICHAEL MIOLA
                                              Michael Miola
                                              President

cc: Questar Funds, Inc.